SECURITIES AND EXCHANGE COMMISSION
                      Washington, D.C.  20549

                            FORM 11-K

[ X ]   Annual Report pursuant to Section 15(d) of the
        Securities Exchange Act of 1934 for the fiscal year ended December 31, 2001.

                               or

[   ]   Transition Report pursuant to Section 15(d) of the
        Securities Exchange Act of 1934 for the transition period from __________ to __________.

Commission File Number:  0-16533

         Sovereign Bancorp, Inc. 401(k) Retirement Plan
                     (Full title of the plan)

                     Sovereign Bancorp, Inc.
                     2000 Market Street
                     Philadelphia, PA 19103
(Name of issuer of the securities held pursuant to the plan and the address of its principal executive office.)

              Registrant's telephone number, including
                     area code:  (610) 320-8400

   Notices and communications from the Securities and Exchange
   Commission relating to this report should be forwarded to:

                     Sovereign Bancorp, Inc.
                     1130 Berkshire Boulevard
                     Wyomissing, PA  19610

                Attention:  Lawrence M. Thompson, Jr.

                          With a copy to:

                     Wesley R. Kelso, Esquire
                          Stevens & Lee
                      25 North Queen Street
                            Suite 602
                          P.O. Box 1594
                     Lancaster, PA  17608-1594



Item 1.  Financial Statements and Exhibits

         a.  Financial Statements

             1.  Report of Ernst & Young LLP.

             2. Statements of Assets Available for Benefits as of December 31, 2001 and 2000.

             3.  Statements of Changes in Assets Available for
                 Benefits for each of the years in the two year period ended December 31, 2001.

             4.  Notes to Financial Statements.

         b.  Exhibits

             1.  Consent of Ernst & Young LLP.



         Sovereign Bancorp, Inc. 401(k) Retirement Plan

               Financial Statements and Schedules

             Years ended December 31, 2001 and 2000





                            Contents


Report of Independent Auditors                                 1

Audited Financial Statements

Statements of Assets Available for Benefits                    2
Statements of Changes in Assets Available for Benefits         3
Notes to Financial Statements                                  4

Schedules

Schedule of Assets (Held at End of Year)                      10
Schedule of Reportable Transactions                           11







Report of Independent Auditors

The Pension Committee
Sovereign Bancorp, Inc.

     We have audited the accompanying statements of assets available for benefits of the Sovereign Bancorp, Inc. 401(k) Retirement Plan as of December 31, 2001 and 2000, and the related statements of changes in assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

     We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

     In our opinion, the financial statements referred to above present fairly, in all material respects, the assets available for benefits of the Plan at December 31, 2001 and 2000, and the changes in its assets available for benefits for the years then ended, in conformity with accounting principles generally accepted in the United States.

     Our audits were performed for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedules of assets (held at end of year) as of December 31, 2001, and reportable transactions for the year then ended, are presented for purposes of additional analysis and are not a required part of the financial statements but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These supplemental schedules are the responsibility of the Plan's management. The supplemental schedules have been subjected to the auditing procedures applied in our audits of the financial statements and, in our opinion, are fairly stated in all material respects in relation to the financial statements taken as a whole.


/s/Ernst & Young LLP

June 18, 2002



         Sovereign Bancorp, Inc. 401(k) Retirement Plan

          Statements of Assets Available for Benefits



                                        Year Ended December 31
                                          2001           2000
Assets
Investments at fair value:
  Common stock                        $ 47,310,954   $30,630,610
  Registered investment companies       57,570,388    58,382,602
  Loans to participants                  2,958,108     3,198,375
Total investments                      107,839,450    92,211,587

Investment income receivable                     ?        61,185
Assets available for benefits         $107,839,450   $92,272,772


See accompanying notes.



         Sovereign Bancorp, Inc. 401(k) Retirement Plan

     Statements of Changes in Assets Available for Benefits



                                        Year ended December 31
                                          2001          2000
Additions:
  Investment income:
    Net appreciation (depreciation)
      in fair value of investments    $  3,788,001  $(3,047,761)
    Interest and dividends               2,006,727    3,542,391
                                         5,794,728      494,630


  Contributions:
    Participants                        11,385,811    9,147,831
    Employer                             6,004,792    6,701,941
    Rollovers                            3,163,706   35,845,171
                                        20,554,309   51,694,943
  Transfers from plan mergers              357,401            -
Total additions                         26,706,438   52,189,573

Deductions:
  Benefits paid to participants         11,125,835    4,782,977
  Administrative expenses                   13,925        8,010
Total deductions                        11,139,760    4,790,987

Net increase                            15,566,678   47,398,586
Assets available for benefits:
  Beginning of year                     92,272,772   44,874,186
  End of year                         $107,839,450  $92,272,772


See accompanying notes.



         Sovereign Bancorp, Inc. 401(k) Retirement Plan

                 Notes to Financial Statements

                       December 31, 2001

1.   Description of Plan

     The following brief description of the Sovereign
     Bancorp, Inc. 401(k) Retirement Plan (the Plan) is provided for general information purposes only.
     Participants should refer to the Plan agreement for more complete information.

     General

     The Plan is a defined contribution plan covering all employees of Sovereign Bancorp, Inc. and its affiliates (the Sponsor) that have completed 1,000 hours of service and are at least 21 years of age. The
     Plan is subject to the provisions of the Employee
     Retirement Income Security Act of 1974 (ERISA).

     Plan Mergers and Rollover Contributions

     During 2000, approximately $35.8 million of assets were rolled into the Plan as a result of the Sponsor's acquisition of 281 former FleetBoston Corporation branches and the associated employee base. Included in the assets rolled into the Plan were shares of FleetBoston Corporation common stock. New contributions as well as existing plan assets are not permitted to be invested in FleetBoston Corporation common stock.

     During 2000, $1.9 million, or 25% of the remaining surplus funds in the Sovereign Bancorp, Inc. Pension
     Plan and the Trenton Savings Bank Retirement Plan (the
     "Transferred Plans") were transferred into the Plan for the benefit of Plan participants that were participants in the Transferred Plans when they were terminated (the "Eligible Participants"). The transferred funds were initially contributed to the Putnam Stable Value Fund and will be distributed to Eligible Participants at the rate of 1/2% of annual compensation no less rapidly than over the 7-Plan-year period beginning in 2000. As of December 31, 2001,
     $1.4 million of the transferred funds were unallocated. Once allocated to the Eligible
     Participants, funds are participant directed.

     Contributions

     Each year, participants may contribute up to 12% (25% effective January 1, 2002) of compensation on a before-tax basis. Participants may also contribute amounts representing distributions from other qualified defined benefit or defined contribution plans. Participants may direct their contributions to various investment options consisting of Sovereign
     Bancorp, Inc. common stock and selected registered investment companies managed by affiliates of Putnam
     Fiduciary Trust Company (the "Trustee").

     Sponsor matching contributions are invested solely in Sovereign Bancorp, Inc. common stock and are made for all participants who contribute to the Plan during the year. Effective July 1, 2002, participants will be able to reallocate Sponsor matching contributions to any of the Plan's investment options. The Sponsor matches 100% of the first 3% of compensation that the participant contributes, plus 50% of the next 2% of compensation that the participant contributes.

     Participant Accounts

     Each participant's account is credited with the participant's contributions and allocations of the Sponsor's contributions and Plan earnings and is charged with an allocation of administrative expenses.
     Allocations are based on participant earnings or account balances, as defined. Participants are 100% vested in their entire account balances at all times.
     The benefit to which a participant is entitled is the benefit that can be provided from the participant's account.

     Participant Notes Receivable

     Participants may borrow from their accounts a minimum of $1,000 up to a maximum of the lesser of $50,000 or 50% of their account balance. Loan terms range to a maximum of 5 years and are secured by the balance in the participant's account. Interest rates are set at the current prime rate plus 1%. Principal and interest are paid ratably through biweekly payroll deductions.

     Payment of Benefits

     On termination of service, a participant may receive a lump-sum amount equal to the vested value of his or her account (mandatory for account balances less than $5,000), elect to receive annual installments over a ten-year period, or have his or her account rolled over into an eligible retirement plan.

2.   Summary of Significant Accounting Policies

     Plan Termination

     Although the Sponsor currently has no intention to do so, it has the authority to discontinue contributions at any time and to terminate the Plan subject to the provisions of ERISA.

     Use of Estimates

     The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes.
      Actual results could differ from those estimates.

     Valuation of Investments

     The Plan's investments are stated at fair value.
     Securities traded on a national securities exchange are valued at the last reported sales price on the last business day of the plan year and listed securities for which no sale was reported on that date are valued at the average of the last reported bid and ask prices. The shares of registered investment companies are valued at quoted market prices, which represent the net asset values of shares held by the Plan at year end. The participant notes receivable are valued at their outstanding balances, which approximate fair value.

     Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

     Administration

     Putnam Fiduciary Trust Company is the trustee for the Plan. During 1996, the Charter FSB Bancorp 401(k)
     Plan's ("Charter") assets and participants (whose plan sponsor had previously been acquired by the Sponsor) merged into the Plan. Upon the merger of this plan, the participants of Charter continued to hold their investment balances in the original Charter
     Investments, however, they were required to direct future contributions into the Plan's investment options. Retirement Systems Group, Inc. is the trustee for the assets of the former Charter FSB Bancorp
     401(k) Plan.

     Administrative expenses incurred by the Plan are paid by the Sponsor or by the Plan at the discretion of the Sponsor.

3.   Investments

     The fair value of individual investments that represent 5% or more of the Plan's assets at December 31, are as follows:

                                               2001            2000
  Sovereign Bancorp, Inc. Common Stock*     $37,450,426     $19,908,116

  Putnam Fund for Growth and Income           7,369,613       6,950,127

  Putnam Investors Fund                      10,927,399      12,720,787

  Putnam Stable Value Fund*                  14,462,913      12,838,162

  Putnam S&P 500 Fund                        10,964,080      12,148,079

  Putnam Vista Fund                           6,013,585       6,645,836

  FleetBoston Corporation Common Stock        6,287,833       6,956,752

*  A portion of which is nonparticipant-directed

     During 2001 and 2000, the Plan's investments
     (including investments bought, sold, as well as held during the year) appreciated (depreciated) in fair value as determined by quoted market prices as follows:

                                   Year ended December 31
                                     2001          2000

Registered investment companies  $(7,982,160)  $(6,355,888)
Common stock                      11,770,161     3,308,127
                                 $ 3,788,001   $(3,047,761)


4.   Nonparticipant-Directed Investments

     A portion of the Plan's investment in the Sponsor's common stock and the Putnam Stable Value Fund is nonparticipant-directed. Information about the participant-directed and nonparticipant-directed investments in the Sponsor's common stock and the Putnam Stable Value Fund and the significant components of changes in those investments, is as follows:

                                         December 31
                                     2001           2000

Investments at fair value:
  Sovereign Bancorp, Inc.
    common stock                  $37,450,426   $19,908,116
  Putnam Stable Value Fund         14,462,913    12,838,162
                                  $51,913,339   $32,746,278

                                    Year ended December 31
                                     2001           2000

Contributions                     $11,443,627  $17,362,715
Interest and dividends              1,029,756      642,664
Net appreciation in fair value     11,422,220    1,535,284
Distributions to participants      (5,387,348)  (2,478,452)
Interfund transfers                   663,411   (1,483,652)
Administrative expense                 (4,605)      (2,583)
                                  $19,167,061  $15,575,976




5.   Income Tax Status

     The Plan has received a determination letter from the Internal Revenue Service dated January 29, 1996, stating that the Plan is qualified under Section
     401(a) of the Internal Revenue Code (IRC) and, therefore, the related trust is exempt from taxation.
     Subsequent to the issuance of the determination letter, the Plan was amended. Once qualified, the Plan is required to operate in conformity with the IRC to maintain its qualification. The pension committee believes the Plan is being operated in compliance with the applicable requirements of the IRC and, therefore, believes that the Plan, as amended, is qualified and the related trust is tax-exempt.

6.   Transactions with Parties-In-Interest

     The Plan held 3,059,675 and 2,464,741 shares of common stock of the Sponsor at December 31, 2001 and 2000, respectively.

     During 2001 and 2000, the Plan received $274,189 and
     $171,602 in dividends from the Sponsor, respectively.
     Fees paid during the year by the Plan for services rendered by parties-in-interest were based on customary and reasonable rates for such services.




         Sovereign Bancorp, Inc. 401(k) Retirement Plan**

                      Schedule H, Line 4i -
             Schedule of Assets (Held at End of Year)

                        December 31, 2001

                                   Description of Investment,
                                 Including Maturity Date, Rate
Identity of Issue, Borrower,      Interest, Collateral, Par or                       Current
Lessor, or Similar Party               of Maturity Value                Cost          Value
Wachovia Corporation             Common stock                                     $  3,572,695
FleetBoston Corporation .        Common stock                                        6,287,833
*Sovereign Bancorp, Inc..        Common stock                       $27,610,636     37,450,426
                                                                                    47,310,954
*Putnam Fund for Growth
  and Income                     Registered Investment Company                       7,369,613
*Putnam Investors Fund           Registered Investment Company                      10,927,399
*Putnam Asset Allocation -
  Balanced                       Registered Investment Company                       3,796,299
*Putnam Asset Allocation -
  Conservative                   Registered Investment Company                       1,555,976
*Putnam Stable Value Fund        Registered Investment Company      $14,462,913     14,462,913
*Putnam Bond Index Fund          Registered Investment Company                       1,935,515
*Putnam Vista Fund               Registered Investment Company                       6,013,585
*Putnam S&P 500 Fund             Registered Investment Company                      10,964,080
*RSI - Core Equity Fund          Registered Investment Company                         218,294
*RSI - Emerging Growth
  Equity Fund                    Registered Investment Company                          74,841
*RSI - Value Equity Fund         Registered Investment Company                          51,424
*RSI - Short-Term
  Investment Fund                Registered Investment Company                         100,451
*RSI - Intermediate Term
  Bond Fund                      Registered Investment Company                          68,596
*RSI - Actively Managed          Registered Investment Company                          31,402
  Bond Fund                                                                         57,570,388


*Participant loans               Interest rates ranging from 6.00%
                                   to 10.50%                                         2,958,108
                                                                                  $107,839,450

*   Indicates party-in-interest to the Plan.

**  Plan identification number 002/EIN number 23-2453088.



     Sovereign Bancorp, Inc. 401(k) Retirement Savings Plan

                      Schedule H, Line 4j -
               Schedule of Reportable Transactions*

                  Year ended December 31, 2001

                                                                                                 Current
                                                                                                 Value of
                                                                                                 Asset on
      Identity of                                    Purchase       Selling        Cost       Transaction     Net Gain
     Party Involved          Description of Asset       Price         Price       of Asset        Date          (Loss)
Category (iii) -- Series of transactions in excess of 5% of plan assets

Sovereign Bancorp, Inc.    Sovereign Bancorp, Inc.   $10,165,095   $        -    $10,165,095   $10,165,095   $        -
                              Common Stock
Sovereign Bancorp, Inc.    Sovereign Bancorp, Inc.   $         -   $ 4,162,907   $ 3,594,973   $ 4,162,907   $  567,934
                              Common Stock
Putnam Stable Value Fund   Registered Investment     $ 4,690,584   $         -   $ 4,690,584   $ 4,690,584   $        -
                              Company Shares
Putnam Stable Value Fund   Registered Investment     $         -   $ 3,065,654   $ 3,061,848   $ 3,065,654   $    3,806
                              Company Shares
Putnam Investors Fund      Registered Investment     $ 3,495,275   $         -   $ 3,495,275   $ 3,495,275   $        -
                              Company Shares
Putnam Investors Fund      Registered Investment     $         -   $ 2,091,831   $ 2,592,563   $ 2,091,831   $ (500,732)
                              Company Shares
Putnam S&P 500 Fund        Registered Investment     $ 2,422,065   $         -   $ 2,422,065   $ 2,422,065   $        -
                              Company Shares
Putnam S&P 500 Fund        Registered Investment     $         -   $ 2,214,195   $ 2,366,953   $ 2,214,195   $ (152,758)
                              Company Shares

* Transactions made on the market.

Columns for "Lease Rental" and "Expense Incurred with
Transaction" are not applicable.
There were no category (i), (ii), or (iv) reportable transactions during 2001.



                           SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the Administrative Committee of the Sovereign Bancorp, Inc. 401(k) Retirement Plan has duly caused this annual report to be signed on its behalf by the undersigned thereunto duly authorized.

                              SOVEREIGN BANCORP, INC.
                              401(k) RETIREMENT PLAN



Date:  June 27, 2002          By/s/ Lawrence M. Thompson, Jr.
                                Lawrence M. Thompson, Jr.,
						  Chief Administrative Officer


Exhibit Index

              Exhibit

1.     Consent of Ernst & Young LLP



13


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14
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15
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17
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